Filed pursuant to 424(b)(3)
Registration #333-85666

SUPPLEMENT NO. 3
DATED JULY 17, 2002
TO THE PROSPECTUS DATED JUNE 7, 2002
OF INLAND RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 3 to you in order to supplement our prospectus. This supplement, dated July 17, 2002 to our prospectus dated June 7, 2002, updates information in the "Real Property Investments," and "Plan of Distribution" sections of our prospectus. This Supplement No. 3 supplements, modifies or supersedes certain information contained in our prospectus, Supplement No. 1 dated June 18, 2002 and Supplement No. 2 dated July 2, 2002, and must be read in conjunction with our prospectus.

Real Property Investments

The discussion under this section, which starts on page 92 of our Prospectus, is modified and supplemented by the following information regarding properties that we have acquired.

The following table provides information regarding the properties we have acquired since July 9, 2002, the date of our last supplement. We purchased these properties from an unaffiliated third party. We purchased these properties with our own funds. However, we expect to place financing on the properties at a later date.
		Year	Date	Approx. Acquisition Costs, including expenses	Encumbrance	Gross Leasable Area	Physical Occupancy as of 6/30/02	No. of	Major
Property	Type	Built	Acquired	($)	($)	(Sq. Ft.)	(%)	Tenants	Tenants

Circuit City Center Good Homes Road and West Colonial Drive, Orlando, FL	NC	1999	07/11/02	11,413,000	--	78,625	97	15	Circuit City Staples

McFarland Plaza McFarland Boulevard and Hargrove Road, Tuscaloosa, AL	NC	1999	07/11/02	15,325,000	--	222,019	97	16	Toys R Us Office Max Steinmart Theater

Walk at Highwood Preserve Phase I Bruce B. Downs Boulevard, Tampa, FL	NC	2001	07/11/02	24,683,000	--	134,063	97	17	Michael's Linen N Things Circuit City

* Our acquisition costs may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant.

NC Neighborhood and Community Retail Shopping Center

In evaluating each property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we considered a variety of factors including overall valuation of net rental income, location, demographics, tenant mix, quality of tenants, length of leases, price per square foot, occupancy and the fact that overall rental rates at each shopping center are comparable to market rates. We believe that each property is well located, has acceptable roadway access, attracts high-quality tenants, is well maintained and has been professionally managed. Each property will be subject to competition from similar shopping centers within its market area, and its economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to the decision to acquire each property.

We do not intend to make significant repairs and improvements to the properties over the next few years. If we were to make any repairs or improvements to any property, the tenants of the respective property would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

In general, each tenant pays its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Plan of Distribution

The following new subsection is inserted at the end of this section on page 192 our prospectus.

Update

As of January 31, 2001, we had sold 13,687,349 shares in our first offering resulting in gross proceeds of $136,454,948. In addition, we received $200,000 from our advisor for 20,000 shares. Inland Securities Corporation, an affiliate of our advisor, served as dealer manager of this offering and was entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of January 31, 2001, we had incurred $11,588,024 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $125,066,923 of net proceeds from the sale of those 13,687,349 shares. As of January 31, 2001 the first offering terminated. Our second offering began February 1, 2001. As of July 15, 2002, we had sold 49,612,274 shares in our second offering resulting in gross proceeds of $496,080,597. Inland Securities Corporation also serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of July 15, 2002, we had incurred $42,633,859 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $453,416,738 of net proceeds from the sale of those 49,612,274 shares. Our third offering began June 7, 2002. As of July 15, 2002, we had sold 2,730,385 shares in our third offering, resulting in gross proceeds of $27,303,848. Inland Securities Corporation also serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of July 15, 2002, we had incurred $3,754,126 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $23,549,722 of net proceeds from the sale of those 2,730,385 shares. An additional 1,669,369 shares have been sold pursuant to our Distribution Reinvestment Program as of July 15, 2002, for which we have received additional net proceeds of $15,859,004. As of July 15, 2002, we had repurchased 245,793 shares through our Share Repurchase Program resulting in disbursements totaling $2,267,228. As a result, our net offering proceeds from all offerings total approximately $602,033,383 as of July 15, 2002, including amounts raised through our Distribution Reinvestment Program, net of shares, repurchased through our Share Repurchase Program.

We also pay an affiliate of our advisor, which is owned principally by individuals who are affiliates of Inland, fees to manage and lease our properties. For the three months ended March 31, 2002, we have incurred and paid property management fees of $921,498. For the years ended December 31, 2001 and 2000, we have incurred and paid property management fees of $1,605,491 and $926,978, respectively. Our advisor was entitled to receive an annual asset management fee of not more than 1% of our average invested assets, to be paid quarterly until August 1, 2001. Thereafter, our advisor may receive an annual asset management fee of not more than 1% of our net asset value, to be paid quarterly. For the three months ended March 31, 2002, we had incurred and paid $797,000 of such fees. For the year ended December 31, 2001, no such fees were accrued or paid. For the year ended December 31, 2000, we had incurred and paid $120,000 of such fees. We may pay expenses associated with property acquisitions of up to .5% of the proceeds that we raise in this offering but in no event will we pay acquisition expenses on any individual property that exceeds 6% of its purchase price. Acquisition expenses totaling approximately $5,304,000 are included in the purchase prices we have paid for all our properties purchased through July 15, 2002. As of July 15, 2002, we had invested approximately $497,000,000 in properties that we purchased for an aggregate purchase price of approximately $967,100,000, and we had invested approximately $2,475,000 in a note receivable from the developer of a shopping center. After expenditures for organization and offering expenses and acquisition expenses, establishing appropriate reserves and the acquisition of the properties described above, as of July 15, 2002, we had net offering proceeds of approximately $89,000,000 available for investment in additional properties. As of July 15, 2002, we have committed to the acquisition of an additional $249,000,000 in properties. We believe we will have sufficient resources available from offering proceeds and financing proceeds to acquire these properties.